Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rockgate Capital Corp.

Commission File Number: 132-02778

Date: October 15, 2013

OFFER TO PURCHASE

all of the outstanding common shares of

ROCKGATE CAPITAL CORP.

October 15, 2013.

Dear Rockgate Shareholder,

This letter is to remind you that Denison Mines Corp. (“Denison”) is offering to purchase all of the issued and outstanding common shares (“Shares”) of Rockgate Capital Corp. (“Rockgate”) in exchange for shares in Denison (the “Denison Offer”).

To ensure you receive the many benefits provided under the Denison Offer,

we encourage you to tender your shares today.

THE CONSIDERATION

Under the Denison Offer, each Share will be exchanged  for 0.192 of a common share of Denison.

REASONS TO ACCEPT THE DENISON OFFER

On September 24, 2013 Rockgate announced that it had terminated its agreement to be acquired by Mega Uranium Ltd. (“Mega”), since the Denison Offer constituted a “superior proposal” and Mega waived its right to match the Denison bid.  Rockgate shareholders do not have to wait for further instructions from Rockgate to tender their shares to the Denison Offer.  They are your shares to tender.

Denison believes that Rockgate shareholders will enjoy the following significant benefits from accepting the Denison Offer:

•                  Significant Premium — The Denison Offer represents a premium of approximately 47% over the closing price of $0.155 per Share on the TSX, and a premium of 38% based on the trailing 20 day VWAP of both companies on the TSX as of September 16, 2013.

•                  Superior Asset Value Recognition — Based on its closing share prices during the trailing three months as of September 16, 2013, Rockgate has not attained a market capitalization in excess of its June 30, 2013 net cash value per share. On September 17, 2013, Rockgate’s market capitalization jumped significantly after Denison announced its intention to make an offer.

•                  Premier Uranium Exploration Company — The Denison Offer gives Rockgate shareholders the opportunity to participate in the assets of Denison, which include a best-in-class pipeline of advanced exploration, development and capital assets in the Athabasca Basin in Canada, including the Wheeler River Project, as well as the Mutanga Project in Zambia.

•                  Superior Capital Markets Presence — With Denison shares, Rockgate shareholders benefit from larger scale (Denison’s market capitalization was $549 million as of September 16, 2013), superior trading liquidity (Denison’s three month average daily trading value in Canada and the United States was $3.5 million per day as of September 16, 2013) and increased research analyst coverage (11 research analysts actively cover Denison).

•                  Superior African Synergies — Denison’s African and global exploration team is complementary to the development of the Falea project..

•                  Business Activity Alignment — Denison’s active business is the exploration and development of uranium projects, which complements Rockgate’s asset base. Denison also offers Rockgate shareholders the added potential benefit from any future increases in value associated with the continued exploration and development of Denison’s current portfolio of assets.

EXPIRY TIME

The Denison Offer is open for acceptance until 4:00 p.m. (Toronto time) on October 25, 2013 (the “Expiry Time”), unless the Denison Offer is extended or withdrawn.

To take advantage of the Denison Offer, you can simply contact your broker or other financial intermediary to tender your shares.

Rockgate Shareholders are encouraged to read the Denison Bid Circular dated September 19, 2013 (available under Rockgate’s profile on www.SEDAR.com or at www.denisonmines.com) for complete details of the Offer.

Yours very truly,

Ron F. Hochstein

President and Chief Executive Officer

DENISON MINES CORP.

TENDER YOUR SHARES TODAY

THE EXPIRY TIME IS 4:00 PM (TORONTO TIME) ON FRIDAY OCTOBER 25, 2013.

If you have any questions or require assistance with tendering your shares, please call our information agent, Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect outside Canada and the US) or via email at assistance@laurelhill.com.

U.S. Shareholders

Denison has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which includes the offer and takeover bid circular. Investors and security holders are urged to read the offer and takeover bid circular regarding the proposed transaction referred to in these documents because they contain important information. Investors and security holders may obtain a free copy of the offer and takeover bid circular and certain other offer documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. Copies of any such documents may be obtained free of charge upon request made to Sheila Colman, the corporate secretary of Denison at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G-2C2.